EXHIBIT 99.1
Allied Capital Corporation
Computation of Earnings to Fixed Charges
($ in Thousands)

	For the Three Months Ended March 31,		For the Year Ended December 31,

	2007	2006	2005	2004	2003	2002
Earnings:
Net increase in net assets resulting from operations	133,086	245,123	872,814	249,486	192,011	228,291
Income tax expense (benefit), including excise tax	(649)	15,221	11,561	2,057	(2,466)	930

Total earnings before taxes	132,437	260,344	884,375	251,543	189,545	229,221

Fixed Charges:
Interest expense	30,288	100,600	77,352	75,650	77,233	70,443
Rent expense interest factor	351	1,329	1,089	1,362	890	762
Dividends on preferred stock	—	10	10	62	210	230

Total fixed charges	30,639	101,939	78,451	77,074	78,333	71,435

Earnings available to cover fixed charges	163,076	362,283	962,826	328,617	267,878	300,656

Ratio of earnings to fixed charges	5.3	3.6	12.3	4.3	3.4	4.2